

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

Scott M. Colosi
Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchman Lane, Suite 200
Louisville, Kentucky 40205

> **Re:** **Texas Roadhouse, Inc.**
> **Form 10-K: For the Fiscal Year Ended December 29, 2009**
> **Filed on February 26, 2010**
> **File No. 000-50972**

Dear Mr. Colosi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Fiscal Year Ended December 29, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Restaurant Sales, page 36

1. We note your disclosure regarding the changes in several factors such as store weeks, comparable restaurant sales, average unit volumes and menu price increase. In addition to providing these disclosures, please revise to quantify the aggregate impacts of these changes on revenues. For example, please revise to quantify the actual dollar amount of aggregate revenue change during the period attributed to a change in store weeks.

2.   You also disclose that "Comparable Restaurant Sales Growth" is a key measure that management uses to evaluate the company. We note that the trend in this key driver has been continually decreasing in the last five fiscal years as disclosed in Selected Operating Data in Item 6 on page 36.   Specifically, the comparable restaurant sales growth went from a 5.6% growth rate to a (2.8)% decline in growth over the last five year period with the company experiencing a decline in each of the last two fiscal years.   Please significantly expand your disclosure to discuss the trends associated with this key metric including the reasons for the significant decline in this performance measure. In your analysis, please also address management's plan in remedying this continuing decline, the impact if this condition continues in the future as well as if you reasonably expect this unfavorable trend of a declining growth to continue. Please refer to the guidance in Item 303(a)(3)(ii) of Regulation S-K and revise accordingly.

Liquidity and Capital Resources

Contractual Obligations, page 43

3.   Reference is made to note 1 where you state interest payments on the variable-rate revolving credit facility have been excluded from the amounts of interest in the table primarily because the balance outstanding under this facility fluctuates daily.   In this regard, we note that the amount of debt outstanding under the revolving credit facility represents substantially all of your long-term debt outstanding during each of the last four fiscal years and continuing into fiscal 2010. As the table is intended to increase the transparency of cash flows, we believe you should include scheduled interest payments associated with this revolving credit facility. Although the balance outstanding may fluctuate daily, you can estimate interest based on the year-end balance outstanding that is included in the table or alternatively a "weighted average" balance outstanding during the year.

In addition, to the extent that interest rates are variable, you may use judgment to determine whether to include estimates based on an appropriate methodology to estimate the interest payments.   As specified notional amounts of this debt effectively result in a fixed rate LIBOR component through your interest rate swap agreements, the interest payment on this portion of the debt can be estimated by this fixed rate.   In including interest payments on this debt in the table, please also expand note 1 to provide how the balance for such interest payments is computed, the methodology management believes is appropriate for computing interest payments as well as the contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Please revise accordingly.

Item 8. Financial Statements and Supplementary Financial Data

Note 2. Summary of Significant Accounting Policies

(g) Property and Equipment, page F-8

4.   Please disclose the amount of maintenance and repairs that you have charged to expense in each presented and explain any reason underlying any significant year-to-year fluctuations.

5.   Reference is also made to the material amount of your property & equipment expenditures capitalized in each year.   In this regard, we note that such amount fluctuates widely from a range of approximately $45 million to $103 million during the last three fiscal years and you expect that capital expenditures will be $50-55 million in fiscal 2010, as disclosed in Liquidity and Capital Resources on page 41.   As your capital and these other related expenditures represent your largest ongoing component of capital-related resources, we suggest you enhance your disclosure in Liquidity and Capital Resources by also including a table that **separately** discloses and summarizes the amount of expenditures each year by (i) new company restaurants; (ii) the refurbishment of existing restaurants as a capital improvement; (iii) acquisitions of franchise restaurants; and (iv) the repairs and maintenance cost incurred on company restaurants.   We believe this affords an investor with analysis of trends and comparability of information from period-to-period. Please advise and revise accordingly.

(o) Advertising, page F-12

6.   We note that franchise restaurants are required to make contributions to the advertising fund. As you consolidate the fund's activity, please tell us and disclose in the notes how you account for the receipt of funds from the franchise restaurants. Additionally, please tell us and disclose how you account for any excess funds that are not spent on advertising during the current year, including where such amounts are classified in the consolidated financial statements. Please also disclose where advertising costs that are expensed are classified in the Consolidated Statement of Income.

Note 8. Income Taxes, page F-24

7.   In the reconciliation of the statutory federal income tax rate to the company's effective tax rate, we note that federal tax credits have materially impacted your income tax expense in each of the last three fiscal years. Please expand the disclosure to provide the nature and estimated amount of each significant component in this material reconciling item. We suggest a table (by year) that provides separate disclosure of its components, as this will also highlight the nature and effect of items affecting comparability of information for all periods presented.   Please refer to the guidance in ASC Topic 740-10-50-12/14 as well as Rule 4-08(h) of Regulation S-X and revise accordingly.

Note 15. Impairment and Closure Costs, page F-32

8.   We note that you recorded a $1.9 million impairment charge related to four underperforming restaurants and an additional $1.3 million impairment charge related to one underperforming restaurant. Please tell us why the impairment charge for the one underperforming restaurant was so large as compared to the total charge for the four underperforming restaurants. Additionally, it appears that the one underperforming restaurant had no goodwill impairment, please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Joe Foti at 202-551-3816 for questions regarding the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief